1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Information — TSMC currently has no plans to conduct a capital reduction
Feb 3, 2009
TSMC would like to correct the inaccuracies stated in a report by the Economic Daily News on February 3, 2009 regarding capital reduction.
1.	The fundamental objective of a company is to create value for its shareholders through increases in the company’s share price and through distribution of cash dividends. It is not TSMC’s fundamental objective to simply return cash to shareholders.
2.	TSMC has maintained a policy of stable and sustainable distribution of cash dividends in recent years. As we indicated in the Investors’ Conference on January 22nd, TSMC earned a profit of NT$3.83 per share last year, and plans to maintain a NT$3.00 cash dividend per common share this year.
3.	TSMC has proposed that the government offer greater flexibility in regulations regarding cash dividends so that the Company can maintain its stable and sustainable dividend policy despite the impact of the current financial crisis and global economic recession.
4.	A capital reduction is a one-off cash distribution to shareholders, which is not TSMC’s fundamental objective. In addition, trading suspension of a company’s shares during the process of capital reduction would negatively impact the market and shareholders. Therefore, TSMC currently has no plans to conduct a capital reduction.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: February 3, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer